FORM 51-102F3

Material Change Report

Item 1	Name and Address of Issuer Viceroy Exploration Ltd. 520 – 700 West Pender Vancouver, BC V6C 1G8 (604) 669-4777 (the "Company")

Item 2	Date of Material Change January 31, 2005, being the date of the news release.

Item 3

News Release

The press release was distributed to the B.C., Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick and Northwest Territories Securities Commissions and the TSX Venture Exchange via SEDAR and through CCN Matthews to various other approved public media.

Copy of the News Release is attached hereto.

Item 4

Summary of Material Change

The Company announced continuing positive metallurgical testwork results from the Quebrada del Diablo deposit (QDD) in San Juan Province, Argentina.

This testwork consisted of 70 bottle roll tests conducted on reverse circulation drill chips from the 2004 drill program. The tests were completed at the Instituto de Investigaciones Mineras located at the University of San Juan, following the test work procedures and protocols defined by the Company.

The overall average recovery for the 70 QDD bottle rolls after 48 hours was 83.4% .

This average is consistent with all previous metallurgical testwork for QDD. A set of samples has just been submitted from the Magdalena and Amelia Ines 2004 drill program and these results are expected in mid-February.

The Company also advised that 827,000 stock options have been granted pursuant to the Company’s Stock Option Plan and subject to all necessary approvals. Of those granted, 550,000 are to directors and officers and 50,000, which are subject to vesting requirements, are to an investor relations consultant. The options are exercisable at a price of $2.46 and expire on January 31, 2010.

Item 5	Full Description of Material Change Please see attached news release.

Item 6.	Reliance On Subsection 7.1(2) Or (3) Of National Instrument 51-102 Not applicable.

Item 7	Omitted Information No information has been omitted on the basis that it is confidential information.

Item 8	Senior Officer/Director Contact: Michele A. Jones, Corporate Secretary Tel: (604) 669-4777

Item 9.	Date Of Report

DATED at Vancouver, BC, this 31th day of January, 2005.

Viceroy Exploration Ltd.	News Release #2005.03

TSX Venture Exchange: VYE
OTC Bulletin Board: VCRYF
520 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212 www.viceroyexploration.com

NEWS RELEASE

     VICEROY ANNOUNCES FURTHER
METALLURGICAL TESTWORK RESULTS

Vancouver, British Columbia, January 31, 2005 - Viceroy Exploration Ltd. (the "Company") is pleased to announce continuing positive metallurgical testwork results from the Quebrada del Diablo deposit (QDD) in San Juan Province, Argentina.

This testwork consisted of 70 bottle roll tests conducted on reverse circulation drill chips from the 2004 drill program. The tests were completed at the Instituto de Investigaciones Mineras located at the University of San Juan, following the test work procedures and protocols defined by the Company.

The overall average recovery for the 70 QDD bottle rolls after 48 hours was 83.4% .

This average is consistent with all previous metallurgical testwork for QDD. A set of samples has just been submitted from the Magdalena and Amelia Ines 2004 drill program and these results are expected in mid-February.

Mr. Patrick Downey, President and CEO, stated that, “These results continue to show that QDD will be a very viable heap leach deposit with excellent recoveries. We are now planning several column leach tests that will be used to model the deposit for the upcoming Pre-Feasibility and Feasibility studies.”

The Company is currently drilling at QDD. The current drill program is designed as in-fill drilling and to test new zones. The results of the next set of holes are expected in early February.

The Company also advises that 827,000 stock options have been granted pursuant to the Company’s Stock Option Plan and subject to all necessary approvals. Of those granted, 550,000 are to directors and officers and 50,000, which are subject to vesting requirements, are to an investor relations consultant. The options are exercisable at a price of $2.46 and expire on January 31, 2010.

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is a well-financed company focused on the exploration and advancement of its 100%-owned Gualcamayo Gold Project, in San Juan Province, Argentina. On December 6, 2004 (News Release #2004.24) the Company completed a private placement with proceeds totalling $12.3 million.

As stated in News Release #2004.21, the main resource at the Gualcamayo property lies within the QDD deposit and the most recent resource estimate for this deposit totals 37.1 million tonnes of 1.04 g/t Au (1.2 million ounces) using a cutoff grade of 0.5 g/t Au. An additional 11.3 million tonnes of 1.20 g/t Au (435,000 ounces) are classified as inferred. The nearby Amelia Ines deposit is estimated to contain a measured and indicated resource of 2.1 million tonnes averaging 2.82 g/t Au (192,000 ounces) using a 0.5 g/t Au cutoff grade. The combined inferred resources for Amelia Ines and the adjacent Magdalena deposit amount to 2.9 million tonnes grading 1.88 g/t Au (176,000 ounces). Mr. Rick Diment, P.Geo., is the designated qualified person for the Gualcamayo project.

For further information please contact:

Patrick G. Downey, P. Eng., President and CEO
604-669-4777

TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statement
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements